December 22, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Angelini

Re:	SQL Technologies Corp.
Draft Registration Statement on Form S-1
Submitted November 12, 2021
CIK No. 0001598981

Dear Ms. Angelini:

On behalf of SQL Technologies Corp. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Manufacturing, of the U.S. Securities and Exchange Commission (the “Commission”), dated December 9, 2021 (the “Comment Letter”), relating to the Draft Registration Statement on Form S-1, submitted to the Commission on November 12, 2021. The Company’s responses to these comments are set forth in this letter and in the Registration Statement on Form S-1, filed by the Company with the Commission on December 22, 2021 (the “Registration Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response to such comments immediately thereafter.

Draft Registration Statement on Form S-1

Risk Factors, page 20

1. Please expand your risk factor disclosure to describe the risks associated with manufacturing in China.

Response:	We acknowledge the Staff’s comment and have added risk factor disclosure on pages 29-30 of the Registration Statement accordingly.

We have a limited operating history . . . , page 20

2. You state that you have a limited operating history and refer to yourself as an “early-stage company.” By contrast, your history on page 12 and elsewhere indicates you were organized in 2004, have been developing your technology since 2007, and generated over $29 million in sales since 2015. Please revise your risk factor disclosure to reconcile this apparent inconsistency, with more tailored disclosure describing the risks associated with your shift in business strategy as appropriate.

Response:	We acknowledge the Staff’s comment and have revised the risk factor disclosure on page 20 of the Registration Statement accordingly.

Our smart products and technologies will depend in part on access . . . , page 23

3. We note that your ability to market smart products and technologies will rely on access to third-party platforms. Please disclose the current state of such access, including whether you have been denied or granted, on a full or limited basis, platform access.

Response:	We acknowledge the Staff’s comment and have revised the risk factor disclosure on page 23 of the Registration Statement accordingly.

We depend on third parties to provide integrated circuit chip sets . . . , page 28

4. Please tailor your risk factor to disclose whether you have experienced shortages of integrated chips and/or other critical components as a result of COVID-19, and analyze the related risks to your business.

Response:	We acknowledge the Staff’s comment and have revised the risk factor disclosure on page 28 of the Registration Statement accordingly.

We rely on a limited number of third-party manufacturers to produce our products . . . , page 29

5. Please disclose the sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response:	We acknowledge the Staff’s comment and have revised the disclosures on pages 13, 29 and 71-72 of the Registration Statement accordingly.

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Business, page 62

6. Please revise to provide a clear and concise description of your products and services, including the status of development and marketing. Refer to Items 101(h)(4)(i) and (iii) of Regulation S-K. Please address each of the following:

●	You state that you are winding down sales of your standard products in favor of launching your new line of products; please clearly identify which of your products are being discontinued.

●	Describe more fully your planned subscription services, including your anticipated timetable and market for these services.

●	Describe any warranty services that you provide following product sales.

●	Describe the obstacles you expect to overcome in order to develop and market your new products and/or services.

Response:	We acknowledge the Staff’s comment and have revised the disclosures on pages 2, 11-12, 62, and 70-71 of the Registration Statement accordingly.

7. Please disclose whether installation of your technology and/or retrofitting of electrical devices requires the services of a licensed electrician. Please also provide support for the statement that widespread adoption of your Smart Platform should eliminate many hazardous incidents including ladder falls, electric shock/electrocutions, fires, carbon monoxide poisonings, injuries, and deaths.

Response:	We acknowledge the Staff’s comment. The installation of the Smart Platform and retrofitting of electrical services does not require the services of a licensed electrician, but does not preclude the services of a licensed electrician. We have also revised the disclosures on pages 2, 8, 63 and 65 of the Registration Statement accordingly.

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8. Please fully describe the effect of governmental regulations on your business and clarify the need for any government approval of your principal products or services, current and planned. See Items 101(h)(4)(viii) and (ix) of Regulation S-K. For example, describe the industry regulations of the Environmental Protection Agency and significant overseas regulation referenced on page 32. With respect to the statement, “[W]e may seek certification of our products from UL, United Laboratories of Canada (cUL) and Conformité Européenne (CE),” please clearly identify whether you have sought certification and the current status of approval.

Response:	We acknowledge the Staff’s comment and have revised the disclosures on pages 32 and 72 of the Registration Statement accordingly.

9. Please describe the distribution methods for your products and services. See Item 101(h)(4)(ii) of Regulation S-K. Describe your primary customers.

Response:	We acknowledge the Staff’s comment and have revised the disclosures on pages 11 and 69 of the Registration Statement accordingly.

10. Please provide the duration of your intellectual property. See Item 101(h)(4)(vii) of Regulation S-K.

Response:	We acknowledge the Staff’s comment and have revised the disclosures on pages 8 and 66 of the Registration Statement accordingly.

11. We note your disclosure that management will strive to achieve strong market penetration worldwide for your products. Please identify your key markets outside the United States, current and planned.

Response:	We acknowledge the Staff’s comment and have revised the disclosures on pages 12 and 71 of the Registration Statement accordingly.

December 31, 2020 Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Stock-based Compensation, page F-14

12. We note that your nonemployee stock based compensation accounting policy disclosures on pages F-15 and F-48 reference ASC 505-50. Please tell us if you have adopted ASU 2018-07, which more closely aligns the accounting for nonemployee awards with the existing accounting model for employee awards. If you have not adopted the standard, revise your accounting policy, financial statements, and disclosures as necessary and tell us in detail how adoption impacted your financial statements. If you have adopted the standard, clarify why your accounting policy does not appear consistent with the standard and revise your disclosures accordingly.

Response:	We acknowledge the Staff’s comment and have revised the notes disclosures in the Registration Statement accordingly. The Company has adopted ASU 2018-07. Revisions to the notes disclosures had no impact on the financial statements.

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We appreciate the Staff’s comments and request the Staff contact Jurgita Ashley of Thompson Hine LLP at (330) 819-1221 or by email (Jurgita.Ashley@ThompsonHine.com) with any questions or comments regarding this letter.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

cc:	Asia Timmons-Pierce, U.S. Securities and Exchange Commission
Andrew Blume, U.S. Securities and Exchange Commission
Beverly Singleton, U.S. Securities and Exchange Commission
Rani Kohen, SQL Technologies Corp.
John Campi, SQL Technologies Corp.

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